UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41873

FENBO HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Certain Officers; Appointment of Certain Directors; Appointment of Certain Officers;

Resignation of Officers and Directors

On August 19, 2026, the following directors of the board of directors of Fenbo (the “Board”), in their capacities as such, resigned and ceased to be directors of Fenbo Holdings Limited (“Fenbo” or the “Company”) (and any committees of the Board thereof) (collectively, the “Director Resignations”): (1) Wang Zhiyong, and (2) Zhang Peng.

None of the officers or directors resigned as a result of any disagreement with Fenbo on any matter relating to its operations, policies, or practices.

Appointment of New Directors

Effective August 19, 2026, the following persons comprise the new board of directors of the Company, and the executive officers:

Name	Title(s)
Huang Hongwu	Chief Executive Officer, President, Chief Operating Officer, Executive Director, and Chairman of the Board of Directors
Wang Xuefei	Chief Financial Officer, Treasurer, Secretary, and Executive Director
Li Siu Lun Allan	Executive Director
Li Xiang*	Independent Director – Chairman of Nominating Committee
Wu Qiuxia	Independent Director
Liu Zhenyu*	Independent Director – Chairman of Audit Committee
Dai Lei*	Independent Director – Chairman of Compensation Committee

*Member of the Nominating, Audit and Compensation Committees

HUANG Hongwu, aged 58, was appointed as the Chief Executive Officer, Chairman and Executive Director of the Company on December 12, 2024 and as the President and Chief Operating Officer of the Company effective April 25, 2025. Mr. Huang has over 31 years of experience in corporate management. He has been the executive director of Shenzhen Dana New Material Technology Company Limited, a company manufacturing “Stable Self-cleaning Surface” coating since September 2023. Mr. Huang has been participating in fund investment projects managed by Shenzhen Fuchuan Investment Fund Management Co., Ltd since January 2020. Mr. Huang worked as the Chief Executive Officer, executive director and legal representative of Kaimao Technology (Shenzhen) Company Limited, a company primarily engaged in the manufacture and sale of PMMA and high-quality glasses, from January 2009 to January 2018. Mr. Huang graduated from Guizhou Institute of Technology in July 1990 with a bachelor’s degree in engineering, majoring in silicate engineering.

WANG Xuefei, aged 52, was appointed as an Executive Director of the Company on December 12, 2024 and as the Chief Financial Officer, Treasurer and Secretary of the Company effective April 25, 2025. Ms. Wang has been working in Jiangsu Lianhong Textile Co., Ltd., a wool yarn and woolen sweater manufacturer, since July 1997 and is currently the assistant to the general manager, head of treasury management and warehouse in-charge. She is a certified management accountant in China and serves as the president of Zhangjiagang Live E-commerce Association. Ms. Wang graduated from Southeast University in July 2004 with a bachelor’s degree in accounting.

LI Siu Lun Allan, aged 53, was appointed as an Executive Director of the Company on October 17, 2022 and also served as the Chief Executive Officer and Chairman of the Board of Directors of the Company from October 17, 2022 until his resignation from those positions effective December 12, 2024. Since September 1998, Mr. Li has served as a director of Fenbo Industries Limited and since June 2021 as a director of Able Industries Limited. He has over 20 years of marketing, administration and operating experience at Fenbo Industries Limited. Mr. Li attended the Faculty of Applied Sciences at Simon Fraser University, B.C. Canada, from September 1994 until December 1996. Mr. Li is the son of Mr. Li Kin Shing, founder of the Group.

LI Xiang, aged 61, was appointed as an Independent Non-Executive Director of the Company on August 19, 2026. Mr. Li is the Chairman of the Nominating Committee and a member of the Audit and Compensation Committees. Mr. Li has served as a director of Nanning Xuerui Electronics Co., Ltd. since December 2024 and as an executive partner of Gongqingcheng Muyu Investment Enterprise (Limited Partnership) since September 2020. Previously, Mr. Li worked as a senior vice president of sales at Zhenjiang Aoyin Technology Co., Ltd., a company principally engaged in electronic components manufacturing, from May 2015 to December 2019. Prior to that, he served as the chairman of Shenzhen Chaozhongtai Investment Co., Ltd. from 2010 to 2015. Mr. Li also worked as a senior vice president at AAC Acoustic Technologies Holdings Inc., a company principally engaged in electronic components manufacturing, from July 1998 to December 2008. Previously, Mr. Li served as a salesperson and director at Shenzhen CEIEC International Trading Co., a company principally engaged in foreign trade, from September 1988 to July 1998. Mr. Li graduated from Nankai University in July 1988 with a bachelor’s degree in computer software.

WU Qiuxia, aged 51, was appointed as an Independent Non-Executive Director of the Company on December 12, 2024. She has more than 14 years’ experience in corporate management especially in the areas of finance, human resources and office administration. Ms. Wu joined Jiangsu Lianhong Textile Co. Ltd., a wool yarn and woolen sweater manufacturer, in December 1995 and has been the Director of Office since December 2021. Ms. Wu obtained a certificate of township management (financial management) from the Central Radio and Television University in January 2006.

LIU Zhenyu, aged 52, was appointed as an Independent Non-Executive Director of the Company on August 19, 2026. Mr. Liu is the Chairman of the Audit Committee and a member of the Compensation and Nominating Committees. Mr. Liu has over 20 years of experience in finance, accounting, internal controls, cost control, budgeting, cash management, financing, mergers and acquisitions, restructurings and domestic and overseas listing projects, and is familiar with PRC GAAP, U.S. GAAP and IFRS. Since January 2024, Mr. Liu has been self-employed. From November 2021 to January 2024, Mr. Liu served as chief financial officer of Shanghai Ying Yuan Fintech Co., Ltd., where he was principally responsible for its overseas listing work, U.S. GAAP financial reporting, investment and financing matters and audit coordination. From May 2020 to November 2021, Mr. Liu served as chief financial officer of Hainan DADATu Technology Co., Ltd. and led its overseas listing and financing work. From January 2018 to April 2020, Mr. Liu served as chief financial officer of Shanghai Unite City Information Technology Co., Ltd. and led its U.S. pre-IPO work. From March 2013 to December 2015, Mr. Liu served as group finance director of New Tech Group, where he was responsible for pre-IPO work, budgeting, cash management, financial reporting, annual audits, ERP implementation and internal-control process improvements. From March 2012 to March 2013, Mr. Liu served as finance director of CP Group-True Internet Technology (Shanghai) Ltd. From January 2009 to March 2012, Mr. Liu served as chief financial officer of Sunrise Real Estate Group, Inc., where he participated in the group’s pre-IPO work, capital markets matters, investment projects and overseas financial management. From July 2004 to November 2008, Mr. Liu served as national finance manager of Best Buy China, where he worked on finance systems, transfer pricing, acquisition integration, fixed asset investment budgeting, EVA calculation, new store opening finance work and ERP implementation. From April 2001 to July 2004, Mr. Liu served as finance director of Shanghai EVE New York Fashion Co., Ltd. (EVE New York (Holdings) Group), where he oversaw accounting and financial management and led the establishment of a manufacturing company and related finance processes. Mr. Liu graduated from Shanghai Lixin Accounting College with a major in accounting in July 1996, graduated from Shanghai International Studies University with a major in English in July 2000 and obtained an MBA degree from the Shanghai International MBA program of Tongji University and ENPC in September 2009.

DAI Lei, aged 39, was appointed as an Independent Non-Executive Director of the Company on December 12, 2024. Mr. Dai is the Chairman of the Compensation Committee and a member of the Audit and Nominating Committees. He has worked in Jiangsu Guorui Law Firm since July 2010 and is now the firm’s executive director. He also serves as a member of the Jiangsu County Lawyers Development Committee and the Internet and Digital Economy Committee of the Suzhou Lawyers Association. Mr. Dai graduated from the law school of Nanjing University in June 2010 with a bachelor’s degree.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 19, 2026	FENBO HOLDINGS LIMITED

/s/ Huang Hongwu
Huang Hongwu
Chief Executive Officer, Chairman and Executive Director